Schering AG acquires Japan and Asia marketing rights to Campath(R) from ILEX Oncology

Berlin and San Antonio, Texas, February 5, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) and US biopharmaceutical company ILEX(TM) Oncology, Inc. (Nasdaq: ILXO) announced today that Schering has acquired exclusive rights to develop, sell and distribute ILEX's humanized monoclonal antibody, Campath(R) (alemtuzumab), in Japan, China and the Asian Pacific Basin. With the finalization of the agreement, Schering now has worldwide marketing rights for this innovative treatment.

"Campath(R) has proven its potential as the first monoclonal antibody therapy indicated for patients with B-cell chronic lymphocytic leukemia (B-
CLL) who are refractory to Fludara(R) therapy. We see possibilities to develop Campath(R) for other indications as well," said Dr. Joachim-Friedrich Kapp, Head of Specialized Therapeutics of Schering AG, Germany. "Campath is an important product in our portfolio which further strengthens our position in the field of Specialized Therapeutics."

"We are pleased to have found in Schering AG a partner who is committed to the commercialization of Campath(R) globally. Schering AG's strong presence in Asia and its strategic interest in bringing new products to this market there will give Campath(R) the basis to develop and be successfully marketed worldwide," said ILEX President and CEO Jeff Buchalter.

Terms of the transaction were not disclosed, but will include an upfront payment to ILEX as well as future milestone and royalty payments subject to specified milestones of Campath(R) in the Japanese and Asian markets.

Additional information:
Worldwide marketing and distribution rights to Campath(R), excluding Japan and East Asia, were granted to Schering AG in 1999. Campath(R) is marketed in the US by Berlex Laboratories, Inc., member of the Schering AG Group. In Europe, it is marketed under the brand name of MabCampath(TM). The newly announced agreement extends those rights into Japan, China and the remaining Asian Pacific Basin countries and adds the rights to develop Campath(R) for other indications.
Campath(R) was granted accelerated approval by the U.S. Food and Drug Administration in May 2001 for the treatment of patients with B-cell chronic lymphocytic leukemia (B-CLL), who have been treated with alkylating agents and have failed fludarabine treatment. In July 2001, Campath(R) was approved by the European Commission for sale in the European Union, where the product is named MabCampath(TM).


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38;
peter.vogt@schering.de
Pharma: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de

Your contacts in the US:

Media Relations: Kimberley Jordan, T:+1-973-487 2592, kimberley_jordan@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng